

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 10, 2023

Vaishali S. Bhatia, Esq.
Executive Vice President, General Counsel and Secretary
HF Sinclair Corporation
2828 N. Harwood, Suite 1300
Dallas, Texas 75201

> **Re: HF Sinclair Corporation**
> **Registration Statement on Form S-4**
> **Filed on September 22, 2023**
> **File No. 333-274655**
> **Holly Energy Partners, L.P.**
> **Schedule 13E-3 filed by Holly Energy Partners, L.P., HF Sinclair Corporation,**
> **Holly Logistic Services, L.L.C., HEP Logistics Holdings, L.P. et. al**
> **File No. 005-80393**

Dear Vaishali S. Bhatia:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. All comments below refer to disclosure found in the joint proxy statement/prospectus incorporated by reference into the Schedule 13E-3.

Schedule 13E-3 filed by Holly Energy Partners, L.P. and Registration Statement on Form S-4 filed by HF Sinclair Corporation

General

1. Disclosure indicates that the GP Board and the Parent Entities believe that the Merger is both substantively and procedurally fair to "HEP Unaffiliated Unitholders." Please note that the staff considers officers and directors of HEP to be affiliates when considering whether such reference is sufficiently specific to satisfy Item 1014(a) of Regulation M-A. Please refer to the definition of "affiliate" in Exchange Act Rule 13e-3(a)(1). Please

advise whether the phrase "HEP Unaffiliated Unitholders" applies to any other directors and officers of HEP who are not affiliated with HF Sinclair, Holdco, HLH, the General Partner and their respective affiliates. Disclosure regarding the Board's fairness determination with respect to the phrase "HEP Unaffiliated Unitholders," as opposed to unaffiliated holders of HEP Common Units, may not necessarily satisfy Item 8 of Schedule 13E-3. Refer to Item 1014(a) of Regulation M-A.

2.   Please include a form of HEP's and HF Sinclair's proxy cards in the next amendment.

Prior Stock Purchases, page 34

3.   Disclosure in this section sets forth information about HEP Common Units purchased by HEP during the past two years and by the other filing persons in the last 60 days. Please revise to provide the disclosure described in Item 1002(f) of Regulation M-A. See Item 2 of Schedule 13E-3.

Cautionary Statement Regarding Forward-Looking Statements, page 36

4.   Disclosure states that "[t]he statements contained or incorporated by reference in this joint proxy statement/prospectus relating to matters that are not historical facts are 'forward-looking statements' (as defined under federal securities laws)…" The safe harbor provisions of the Private Securities Litigation Reform Act of 1995 are not available to statements made in connection with a going private transaction. Refer to Exchange Act Section 21E(b)(1)(E) and Question and Answer 117.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 dated January 26, 2009. Please amend the proxy statement/prospectus to remove any reference to such safe harbor provisions. Please also refrain from referring to such safe harbor provisions in any future filings, press releases or other communications relating to this going private transaction.

Background of the Merger, page 42

5.   Refer to the following disclosure:

- the last paragraph on page 43 indicating that on May 3, 2023, "the HF Sinclair Board held a special meeting…and received presentations from representatives of HF Sinclair management and Barclays on the potential transaction" and "[f]ollowing the HF Sinclair Board meeting, the HF Sinclair Conflicts Committee held a meeting" and "the HF Sinclair Conflicts Committee reviewed and discussed financial analyses prepared by HF Sinclair management and Barclays regarding the potential terms of a proposal;"
- the last paragraph on page 45 indicating that on June 12, 2023, "HF Sinclair management held a meeting with members of the HEP Conflicts Committee" and "[d]uring the meeting…representatives of Barclays, delivered a presentation to the HEP Conflicts Committee regarding the Proposed Transaction;"

- the last paragraph on page 46 indicating that on July 21, 2023 "…Barclays reviewed with the HF Sinclair Conflicts Committee additional materials regarding a potential counterproposal in response to the First HEP Committee Counterproposal;"
- the last paragraph on page 47 indicating that on August 1, 2023 "…Barclays presented certain updated financial analyses…;" and
- the first paragraph on page 49 indicating that "…Barclays presented certain updated materials…"

Each presentation, discussion, or report held with or presented by Barclays, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Revise to summarize any and all presentations made by Barclays during the HF Sinclair Conflicts Committee's evaluation of the transaction, to the extent not already disclosed, and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A. Refer to Meyers Parking, Rel. 34-26069 (Sep. 12, 1980) and Charles Ephraim (Sep. 30, 1987).

Position of HF Sinclair, Holdco and Merger Sub as to the Fairness of the Merger, page 51

6.   The second full paragraph on page 52 indicates that in making their determination of fairness, the Parent Entities "considered" the "factors considered by, and findings of, the HEP Conflicts Committee and the GP Board." To the extent that Parent Entities intend to rely on the HEP Conflicts Committee's and GP Board's analyses as opposed to providing their own analysis that satisfies the disclosure described in Item 1014(b) of Regulation M-A, the Parent Entities must expressly adopt such discussion. See Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981). Please revise accordingly.

Recommendation of the HEP Conflicts Committee and the GP Board and the Reasons for their Recommendations, page 56

7.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to each filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise this section to include the factors in clauses (vi) and (viii) of Instruction 2 to Item 1014 or explain why such factors were not deemed material or relevant to the GP Board's fairness determination. If the procedural safeguard in Item 1014(c) was not considered, please explain why the GP Board believes that the Rule 13e-3 transaction is fair in the absence of such safeguard. Please also consider this comment with respect to the position of the Parent Entities as to the fairness of the Rule 13e-3 transaction to the extent they expressly adopt the analyses of the HEP Conflicts Committee and the GP Board.

Unaudited Projected Financial Information, page 62

8.   Please revise the discussion to quantify the assumptions described in the first, second,

fourth and sixth bullet points on page 63 and the two bullet points on page 64.

Summary of Barclays Discussion Material, page 68

9.   The disclosure indicates that the "following description of the Barclays Discussion Materials is qualified in its entirety by reference to the relevant Barclays Discussion Materials included as an exhibit to the Schedule 13E-3…" and that "[s]uch description does not purport to be complete…" Please revise to remove the implication that the summary is not complete. While you may include appropriate disclaimers concerning the nature of a summary generally, it must be complete in describing all material provisions. You can direct investors to read the exhibit agreement for a more complete discussion.

Opinion of the Financial Advisor to the HEP Conflicts Committee, page 70

10.   Please confirm that the "projected financial data," "operation projections," and "forecasts" referenced in the fourth, fifth and seventh bullet points, respectively, on page 71 are the "Projections" disclosed on page 62. If not, please disclose such information in the proxy statement/prospectus.

11.   Please advise, with a view towards disclosure, whether the implied assumptions referenced in clauses (i) through (iii) in the last paragraph on page 71 are included in the assumptions to the Projections disclosed on pages 63 and 64 or are additional assumptions to the Projections that would assist Unitholders in evaluating Intrepid's fairness opinion and analyses.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please direct any questions to Perry Hindin at 202-551-3444.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Mergers & Acquisitions

cc: Katherine Terrell Frank